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                             March 14, 2023

       Farid Shouekani
       Chief Executive Officer
       Viper Networks Inc
       200 E Big Beaver Rd.
       Troy, MI 48083

                                                        Re: Viper Networks Inc
                                                            Post-Qualification
Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed March 9, 2023
                                                            File No. 024-11948

       Dear Farid Shouekani:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Jeff Turner